Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE:	FOR MORE INFORMATION, CONTACT:
January 24, 2023	David D. Brown
(276) 326-9000

First Community Bankshares, Inc. Announces Fourth Quarter 2022 Results and Quarterly Cash Dividend

Bluefield, Virginia – First Community Bankshares, Inc. (NASDAQ: FCBC) (www.firstcommunitybank.com) (the “Company”) today reported its unaudited results of operations and other financial information for the quarter ended December 31, 2022. The Company reported net income of $12.58 million, or $0.77 per diluted common share, for the quarter ended December 31, 2022. Net income for the year ended December 31, 2022, was $46.66 million or $2.82 per diluted common share.

The Company also declared a quarterly cash dividend to common shareholders of twenty-nine cents ($0.29) per common share, an increase of two cents ($0.02), or 7.41%, over the quarterly dividend declared in the same quarter of 2021. The quarterly dividend is payable to common shareholders of record on February 10, 2023, and is expected to be paid on or about February 24, 2023. This marks the 38th consecutive year of regular dividends to common shareholders.

During the fourth quarter, the Company entered into an agreement to acquire Mount Airy, North Carolina-based Surrey Bancorp. The acquisition will strengthen the Company’s presence in western North Carolina, result in top market share in Mount Airy, and add approximately $500 million in assets. Surrey has a record of excellent financial performance and a very strong core deposit franchise across its seven branch network. The acquisition is subject to customary regulatory and shareholder approvals and is expected to close in the second quarter of 2023.

Fourth Quarter 2022 and Current Highlights

Income Statement

o

Net income of $12.58 million for the quarter was an increase of $2.03 million compared to $10.56 million recorded in the same quarter of 2021. The increase is primarily attributable to an increase in net interest income of $5.39 million as well as a decrease in noninterest expense of $971 thousand. The positive increases to income were offset by an increase in the provision for credit losses of $4.26 million compared to the same quarter of 2021.

o

Annualized return on average assets was 1.59% for the fourth quarter and 1.45% for year-end 2022. Annualized return on average common equity was 11.99% for the fourth quarter and 11.04% for year-end 2022.

o

Net interest margin for the fourth quarter was 4.34%, which was an 82 basis point increase from 3.52% reported for fourth quarter of 2021. The yield on earning assets increased 79 basis points, primarily driven by increased earnings on loans and securities.

o	The cost of interest-bearing deposits declined 5 basis points to 0.08%, primarily driven by a decrease in the cost of time deposits and an increase in non-maturing deposits.
o

Net interest income increased $5.39 million compared to the same quarter of 2021. Interest and fees on loans increased $2.64 million from the same quarter of 2021 and is primarily attributable to loan demand and originations. Interest income from securities of $1.90 million was an increase of $1.54 million over the fourth quarter of 2021. Interest on deposits in banks also increased $981 thousand to $1.22 million for the fourth quarter as a result of the Federal Open Market Committee’s incremental 425 basis point rate increase in overnight rates throughout 2022 as compared to the overnight rates of 2021.

o

The provision for credit losses of $3.42 million for the quarter was an increase of $4.26 million compared to the same quarter of 2021. The increase was largely attributable to the growth of the loan portfolio throughout 2022 and an economic forecast that projects higher unemployment rates and weaker macroeconomic trends. The fourth quarter and full year of 2021 included recoveries of pandemic-related provisioning.

o

Salaries and employee benefits for the fourth quarter decreased $580 thousand, or 4.64%, over the same quarter in 2021, while increasing $2.94 million, or 6.65%, for the full year of 2022 compared with 2021. During the first quarter of 2022, the Company implemented annualized wage increases of approximately $2.5 million as part of its ongoing strategic initiative to enhance Human Capital Management, which included an increased minimum wage.

Balance Sheet and Asset Quality

o

The Company’s loan portfolio increased by $234.63 million, a growth rate of 10.83%, during of 2022. Loan demand and originations were strong in all categories, including construction, commercial real estate, residential mortgage, and consumer loans.

o

During the fourth quarter, the Company repurchased 55,210 of its common shares for $1.89 million. The Company repurchased 706,117 common shares for $21.31 million during 2022. Share repurchases have been curtailed due to the announced acquisition of Surrey Bancorp.

o

Non-performing loans to total loans remained low at 0.70% of total loans and continues the declining trend experienced over the past four quarters. The Company experienced net charge-offs for the fourth quarter of 2022 of $2.25 million, or 0.37% of annualized average loans, compared to net charge-offs of $1.17 million, or 0.22% of annualized average loans, for the same period in 2021. Net charge-offs for the year ended December 31, 2022, were $3.87 million, or 0.23% of annualized average loans, compared to net charge-offs of $2.96 million, or 0.18% of annualized average loans, for the same period in 2021.

o	The allowance for credit losses to total loans was 1.27% at December 31, 2022.
o	Book value per share at December 31, 2022, was $26.01, an increase of $0.67 from year-end 2021.

Non-GAAP Financial Measures

In addition to financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), the Company uses certain non-GAAP financial measures that provide useful information for financial and operational decision making, evaluating trends, and comparing financial results to other financial institutions. The non-GAAP financial measures presented in this news release include “tangible book value per common share,” “return on average tangible common equity,” “adjusted earnings,” “adjusted diluted earnings per share,” “adjusted return on average assets,” “adjusted return on average common equity,” “adjusted return on average tangible common equity,” and certain financial measures presented on a fully taxable equivalent (“FTE”) basis. FTE basis is calculated using the federal statutory income tax rate of 21%. While the Company believes certain non-GAAP financial measures enhance the understanding of its business and performance, they are supplemental and not a substitute for, or more important than, financial measures prepared in accordance with GAAP and may not be comparable to those reported by other financial institutions.

About First Community Bankshares, Inc.

First Community Bankshares, Inc., a financial holding company headquartered in Bluefield, Virginia, provides banking products and services through its wholly owned subsidiary First Community Bank. First Community Bank operated 48 branch banking locations in Virginia, West Virginia, North Carolina, and Tennessee as of December 31, 2022. First Community Bank offers wealth management and investment advice and services through its Trust Division and through its wholly owned subsidiary, First Community Wealth Management, which collectively managed and administered $1.28 billion in combined assets as of December 31, 2022. The Company reported consolidated assets of $3.14 billion as of December 31, 2022. The Company’s common stock is listed on the NASDAQ Global Select Market under the trading symbol, “FCBC”. Additional investor information is available on the Company’s website at www.firstcommunitybank.com.

This news release may include forward-looking statements. These forward-looking statements are based on current expectations that involve risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may differ materially. These risks include: changes in business or other market conditions; the timely development, production and acceptance of new products and services; the challenge of managing asset/liability levels; the management of credit risk and interest rate risk; the difficulty of keeping expense growth at modest levels while increasing revenues; and other risks detailed from time to time in the Company’s Securities and Exchange Commission reports including, but not limited to, the Annual Report on Form 10-K for the most recent fiscal year end. Pursuant to the Private Securities Litigation Reform Act of 1995, the Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended					Twelve Months Ended
(Amounts in thousands, except	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
share and per share data)	2022	2022	2022	2022	2021	2022	2021
Interest income
Interest and fees on loans	$27,873	$26,405	$25,651	$24,641	$25,236	$104,570	$102,832
Interest on securities	1,900	1,785	1,551	750	362	5,986	1,737
Interest on deposits in banks	1,215	1,532	768	248	234	3,763	741
Total interest income	30,988	29,722	27,970	25,639	25,832	114,319	105,310
Interest expense
Interest on deposits	366	380	422	486	600	1,654	2,835
Interest on borrowings	1	-	1	-	-	2	1
Total interest expense	367	380	423	486	600	1,656	2,836
Net interest income	30,621	29,342	27,547	25,153	25,232	112,663	102,474
Provision for (recovery of) credit losses	3,416	685	510	1,961	(846)	6,572	(8,471)
Net interest income after provision	27,205	28,657	27,037	23,192	26,078	106,091	110,945
Noninterest income	9,184	9,950	8,854	9,194	9,215	37,182	34,301
Noninterest expense	20,730	21,145	21,255	19,986	21,701	83,116	78,718
Income before income taxes	15,659	17,462	14,636	12,400	13,592	60,157	66,528
Income tax expense	3,076	4,111	3,423	2,885	3,037	13,495	15,360
Net income	$12,583	$13,351	$11,213	$9,515	$10,555	$46,662	$51,168

Earnings per common share
Basic	$0.78	$0.82	$0.67	$0.57	$0.62	$2.82	$2.95
Diluted	0.77	0.81	0.67	0.56	0.62	2.82	2.94
Cash dividends per common share
Regular	0.29	0.29	0.27	0.27	0.27	1.12	1.04
Weighted average shares outstanding
Basic	16,229,289	16,378,022	16,662,817	16,817,284	16,974,005	16,519,848	17,335,615
Diluted	16,281,922	16,413,202	16,682,615	16,864,515	17,038,980	16,562,257	17,402,936
Performance ratios
Return on average assets	1.59%	1.63%	1.38%	1.20%	1.32%	1.45%	1.63%
Return on average common equity	11.99%	12.60%	10.61%	8.98%	9.77%	11.04%	11.96%
Return on average tangible common equity(1)	17.75%	18.51%	15.56%	13.10%	14.28%	16.17%	17.53%

(1)	A non-GAAP financial measure defined as net income divided by average stockholders' equity less average goodwill and other intangible assets

CONDENSED CONSOLIDATED QUARTERLY NONINTEREST INCOME AND EXPENSE  (Unaudited)

	Three Months Ended					Twelve Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
(Amounts in thousands)	2022	2022	2022	2022	2021	2022	2021
Noninterest income
Wealth management	$958	$932	$993	$972	$940	$3,855	$3,853
Service charges on deposits	3,354	3,689	3,672	3,498	3,718	14,213	13,446
Other service charges and fees	3,006	2,988	3,297	3,017	3,091	12,308	12,422
Net FDIC indemnification asset amortization	-	-	-	-	-	-	(1,226)
Gain on divestiture	-	1,658	-	-	-	1,658	-
Other operating income	1,866	683	892	1,707	1,466	5,148	5,806
Total noninterest income	$9,184	$9,950	$8,854	$9,194	$9,215	$37,182	$34,301
Noninterest expense
Salaries and employee benefits	$11,913	$12,081	$11,518	$11,671	$12,493	$47,183	$44,239
Occupancy expense	1,196	1,188	1,165	1,269	1,368	4,818	4,913
Furniture and equipment expense	1,413	1,478	1,496	1,614	1,418	6,001	5,627
Service fees	1,905	1,635	2,563	1,503	1,946	7,606	6,324
Advertising and public relations	574	718	577	540	589	2,409	2,076
Professional fees	98	208	544	453	455	1,303	1,524
Amortization of intangibles	364	365	360	357	364	1,446	1,446
FDIC premiums and assessments	330	321	257	218	213	1,126	832
Merger expense	596	-	-	-	-	596	-
Divestiture expense	-	153	-	-	-	153	-
Other operating expense	2,341	2,998	2,775	2,361	2,855	10,475	11,737
Total noninterest expense	$20,730	$21,145	$21,255	$19,986	$21,701	$83,116	$78,718

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP ADJUSTED EARNINGS (Unaudited)

	Three Months Ended					Twelve Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
(Amounts in thousands, except	2022	2022	2022	2022	2021	2022	2021
per share data)
Net income	$12,583	$13,351	$11,213	$9,515	$10,555	$46,662	$51,168
Non-GAAP adjustments:
Merger expense	596	-	-	-	-	596	-
Divestiture expense	-	153	-	-	-	153	-
Gain on divestiture	-	(1,658)	-	-	-	(1,658)
Other items(1)	(450)	-	(92)	-	-	(542)	-
Total adjustments	146	(1,505)	(92)	-	-	(1,451)	-
Tax effect	(29)	(361)	(22)	-	-	(412)	-
Adjusted earnings, non-GAAP	$12,758	$12,207	$11,143	$9,515	$10,555	$45,623	$51,168

Adjusted diluted earnings per common share, non-GAAP	$0.78	$0.74	$0.67	$0.56	$0.62	$2.75	$2.94
Performance ratios, non-GAAP
Adjusted return on average assets	1.61%	1.49%	1.37%	1.20%	1.32%	1.42%	1.63%
Adjusted return on average common equity	12.16%	11.52%	10.55%	8.98%	9.77%	10.80%	11.96%
Adjusted return on average tangible common equity(2)	17.93%	16.92%	15.46%	13.10%	14.28%	15.84%	17.53%

(1)	Includes other non-recurring income and expense items

(2)	A non-GAAP financial measure defined as adjusted earnings divided by average stockholders' equity less average goodwill and other intangible assets

AVERAGE BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS (Unaudited)

	Three Months Ended December 31,
	2022			2021
	Average		Average Yield/	Average		Average Yield/
(Amounts in thousands)	Balance	Interest(1)	Rate(1)	Balance	Interest(1)	Rate(1)
Assets
Earning assets
Loans(2)(3)	$2,383,161	$27,944	4.65%	$2,163,613	$25,274	4.63%
Securities available for sale	299,488	1,942	2.57%	76,556	418	2.17%
Interest-bearing deposits	130,363	1,218	3.71%	613,377	237	0.15%
Total earning assets	2,813,012	31,104	4.39%	2,853,546	25,929	3.60%
Other assets	326,043			328,866
Total assets	$3,139,055			$3,182,412

Liabilities and stockholders' equity
Interest-bearing deposits
Demand deposits	$666,517	$27	0.02%	$668,335	$28	0.02%
Savings deposits	856,755	106	0.05%	843,501	64	0.03%
Time deposits	293,520	232	0.31%	362,869	509	0.56%
Total interest-bearing deposits	1,816,792	365	0.08%	1,874,705	601	0.13%
Borrowings
Retail repurchase agreements	2,473	1	0.07%	1,236	-	N/M
Total borrowings	2,473	1	0.07%	1,236	-	N/M
Total interest-bearing liabilities	1,819,265	366	0.08%	1,875,941	601	0.13%
Noninterest-bearing demand deposits	864,537			838,920
Other liabilities	38,993			38,986
Total liabilities	2,722,795			2,753,847
Stockholders' equity	416,260			428,565
Total liabilities and stockholders' equity	$3,139,055			$3,182,412
Net interest income, FTE(1)		$30,738			$25,328
Net interest rate spread			4.31%			3.47%
Net interest margin, FTE(1)			4.34%			3.52%

(1)	Interest income and average yield/rate are presented on a FTE, non-GAAP, basis using the federal statutory income tax rate of 21%.
(2)	Nonaccrual loans are included in the average balance; however, no related interest income is recorded during the period of nonaccrual.
(3)	Interest on loans includes non-cash and accelerated purchase accounting accretion of $395 thousand and $1.10 million for the three months ended December 31, 2022 and 2021, respectively.

AVERAGE BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS (Unaudited)

	Twelve Months Ended December 31,
	2022			2021
	Average		Average Yield/	Average		Average Yield/
(Amounts in thousands)	Balance	Interest(1)	Rate(1)	Balance	Interest(1)	Rate(1)
Assets
Earning assets
Loans(2)(3)	$2,298,503	$104,830	4.56%	$2,153,099	$102,996	4.78%
Securities available for sale	256,221	6,172	2.41%	81,049	2,008	2.48%
Interest-bearing deposits	330,785	3,767	1.14%	570,040	745	0.13%
Total earning assets	2,885,509	114,769	3.98%	2,804,188	105,749	3.77%
Other assets	328,635			330,640
Total assets	$3,214,144			$3,134,828

Liabilities and stockholders' equity
Interest-bearing deposits
Demand deposits	$683,502	$112	0.02%	$646,999	$127	0.02%
Savings deposits	880,171	306	0.03%	816,845	281	0.03%
Time deposits	322,158	1,235	0.38%	387,249	2,427	0.63%
Total interest-bearing deposits	1,885,831	1,653	0.09%	1,851,093	2,835	0.15%
Borrowings
Retail repurchase agreements	2,239	2	0.07%	1,194	1	0.07%
Total borrowings	2,239	2	0.07%	1,194	1	0.07%
Total interest-bearing liabilities	1,888,070	1,655	0.09%	1,852,287	2,836	0.15%
Noninterest-bearing demand deposits	864,224			816,638
Other liabilities	39,363			38,151
Total liabilities	2,791,657			2,707,076
Stockholders' equity	422,487			427,752
Total liabilities and stockholders' equity	$3,214,144			$3,134,828
Net interest income, FTE(1)		$113,114			$102,913
Net interest rate spread			3.89%			3.62%
Net interest margin, FTE(1)			3.92%			3.67%

(1)	Interest income and average yield/rate are presented on a FTE, non-GAAP, basis using the federal statutory income tax rate of 21%.
(2)	Nonaccrual loans are included in the average balance; however, no related interest income is recorded during the period of nonaccrual.
(3)	Interest on loans includes non-cash and accelerated purchase accounting accretion of $2.62 million and $4.66 million for the twelve months ended December 31, 2022 and 2021, respectively.

CONDENSED CONSOLIDATED QUARTERLY BALANCE SHEETS (Unaudited)

	December 31,	September 30,	June 30,	March 31,	December 31,
(Amounts in thousands, except per share data)	2022	2022	2022	2022	2021
Assets
Cash and cash equivalents	$170,846	$229,095	$398,242	$457,306	$677,439
Debt securities available for sale	300,349	299,620	287,767	268,703	76,292
Loans held for investment, net of unearned income	2,400,197	2,362,733	2,299,798	2,244,296	2,165,569
Allowance for credit losses	(30,556)	(29,388)	(29,749)	(28,981)	(27,858)
Loans held for investment, net	2,369,641	2,333,345	2,270,049	2,215,315	2,137,711
Premises and equipment, net	47,340	47,891	49,752	50,912	52,284
Other real estate owned	703	559	579	848	1,015
Interest receivable	9,279	8,345	8,433	8,100	7,900
Goodwill	129,565	129,565	129,565	129,565	129,565
Other intangible assets	4,176	4,541	4,905	5,266	5,622
Other assets	103,673	107,838	109,085	108,112	106,691
Total assets	$3,135,572	$3,160,799	$3,258,377	$3,244,127	$3,194,519

Liabilities
Deposits
Noninterest-bearing	$872,168	$878,423	$877,962	$860,652	$842,783
Interest-bearing	1,806,647	1,831,798	1,920,577	1,922,292	1,886,608
Total deposits	2,678,815	2,710,221	2,798,539	2,782,944	2,729,391
Securities sold under agreements to repurchase	1,874	1,958	2,635	2,488	1,536
Interest, taxes, and other liabilities	32,898	36,362	39,157	34,539	35,817
Total liabilities	2,713,587	2,748,541	2,840,331	2,819,971	2,766,744

Stockholders' equity
Common stock	16,225	16,273	16,502	16,782	16,878
Additional paid-in capital	128,508	129,914	136,705	144,088	147,619
Retained earnings	292,971	285,096	276,499	269,798	264,824
Accumulated other comprehensive loss	(15,719)	(19,025)	(11,660)	(6,512)	(1,546)
Total stockholders' equity	421,985	412,258	418,046	424,156	427,775
Total liabilities and stockholders' equity	$3,135,572	$3,160,799	$3,258,377	$3,244,127	$3,194,519

Shares outstanding at period-end	16,225,399	16,273,177	16,502,144	16,781,975	16,878,220
Book value per common share	$26.01	$25.33	$25.33	$25.27	$25.34
Tangible book value per common share(1)	17.76	17.09	17.18	17.24	17.34

(1)	A non-GAAP financial measure defined as stockholders' equity less goodwill and other intangible assets, divided by shares outstanding

SELECTED CREDIT QUALITY INFORMATION (Unaudited)

	December 31,	September 30,	June 30,	March 31,	December 31,
(Amounts in thousands)	2022	2022	2022	2022	2021
Allowance for Credit Losses
Beginning balance	$29,388	$29,749	$28,981	$27,858	$29,877
Provision for (recovery of) credit losses charged to operations	3,416	685	510	1,961	(846)
Charge-offs	(2,873)	(2,158)	(1,469)	(1,302)	(1,887)
Recoveries	625	1,112	1,727	464	714
Net (charge-offs) recoveries	(2,248)	(1,046)	258	(838)	(1,173)
Ending balance	$30,556	$29,388	$29,749	$28,981	$27,858

Nonperforming Assets
Nonaccrual loans	$15,208	$15,303	$17,826	$20,487	$20,768
Accruing loans past due 90 days or more	142	131	131	-	87
Troubled debt restructurings ("TDRs")(1)	1,346	1,331	515	1,141	1,367
Total nonperforming loans	16,696	16,765	18,472	21,628	22,222
OREO	703	559	579	848	1,015
Total nonperforming assets	$17,399	$17,324	$19,051	$22,476	$23,237

Additional Information
Total accruing TDRs (2)	$7,112	$7,028	$8,313	$8,782	$8,652

Asset Quality Ratios
Nonperforming loans to total loans	0.70%	0.71%	0.80%	0.96%	1.03%
Nonperforming assets to total assets	0.55%	0.55%	0.58%	0.69%	0.73%
Allowance for credit losses to nonperforming loans	183.01%	175.29%	161.05%	134.00%	125.36%
Allowance for credit losses to total loans	1.27%	1.24%	1.29%	1.29%	1.29%
Annualized net charge-offs (recoveries) to average loans	0.37%	0.18%	-0.05%	0.15%	0.22%

(1)	Accruing TDRs restructured within the past six months or nonperforming
(2)	Accruing total TDRs